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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                           ARV ASSISTED LIVING, INC.
                               (Name of Issuer)

                                 Common Stock
                                 No Par Value
                        (Title of Class of Securities)

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                                   00204C107
                                (CUSIP Number)

                             EMERITUS CORPORATION
                      (Name of Persons Filing Statement)

                              Raymond Brandstrom
                              3131 Elliot Avenue
                                   Suite 500
                           Seattle Washington 98121
                            Tel. No.: 206-298-2909
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                with a copy to:
         Phillip Mills                            Michael Stansbury
         Davis Polk & Wardwell                    Perkins Coie
         450 Lexington Avenue                     1201 Third Avenue
         New York, New York 10017                 Suite 4000
         Tel. No.: 212-450-4000                   Seattle, Washington 98101
                                                  Tel. No.: 206-583-8888

                               November 23, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

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               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

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                                 SCHEDULE 13D

CUSIP No. 00204C107

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Emeritus Corporation

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC, OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        WA

                               7     SOLE VOTING POWER

                                     1,077,200

                               8     SHARED VOTING POWER
       NUMBER OF SHARES
    BENEFICIALLY OWNED BY            0
    EACH REPORTING PERSON
             WITH              9     SOLE DISPOSITIVE POWER

                                     1,077,200

                               10    SHARED DISPOSITIVE POWER

                                     0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,077,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [X]
        CERTAIN SHARES*

        See Item 5

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.3%

  14    TYPE OF REPORTING PERSON*

        CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7


      Emeritus Corporation, a Washington corporation ("Emeritus") hereby amends and supplements the Report on Schedule 13D dated October 14, 1997, as previously amended (as so amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the
Schedule 13D.

       Item 4.

               The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end of Item 4:

               On November 23, 1997, Emeritus nominated the following individuals to be elected as directors of ARV at the Annual Meeting scheduled for January 8, 1998: Martin Roffe, Jason Geisenger, Richard Sontgerath, Stanley Baty, Thilo Best, Patrick Duff, Charles Uhlman, Al Edmiston, Frank Ruffo, Jonathan Teague, Jim Keller, Suzette McCanless, Gary Becker, Russ Kubik and Bill Shorten.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 1997

                                          EMERITUS CORPORATION



                                          By: /s/ Raymond R. Brandstrom
                                             -------------------------------
                                             Name:  Raymond R. Brandstrom
                                             Title: President